JUL-27-2006 THU 08:33 AM P. 02

Rec'd 7/26/06

06009340

SEC ...nge COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBE
8- 51249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 MARKET STREET 34th FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN T. GRANT 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER SIMPSON & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

900 OLD MARPLE ROAD (Address) SPRINGFIELD (City) PA (State) 19064 (Zip Code)

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 26 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/19

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT WILLIAMS, L.P., as of MARCH 3, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

GRANT WILLIAMS, L.P.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

PAGE	DESCRIPTION
1	Accountants Report
2	Statement of Financial Condition
3	Statement of Income
4	Statement of Changes in Partners' Capital
5 & 6	Statement of Cash Flows
7	Statement of Changes in Liabilities Subordinated to General Creditors
8-14	Notes to the Financial Statements

Supplemental Schedule

I & II	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Brinker, Simpson & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Thomas M. Brinker, Jr., MS, CPA
Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

Old Marple Square
900 Old Marple Road, Suite 200
Springfield, PA 19064
(610) 544-5900
Fax (610) 544-7455
www.brinkersimpson.com

Report of Independent Auditors

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of Grant Williams, L.P. (a Pennsylvania Limited Partnership) (the Company) as of December 31, 2004 and the related statements of income, changes in partners' capital, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams, L.P. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brinker, Simpson & Company, L.L.P.

Brinker, Simpson & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 25, 2005

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

(See Accountants Report)

ASSETS

Cash	$37,920
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	107,707
Receivable-Other	28,523
Accrued Interest	40,575
Marketable Securities Owned, at market value	8,312,091
Prepaid Expenses	15,265
Furniture and Equipment, Net of Accumulated Depreciation of $16,055	83,530
Leasehold Improvements, Net of Accumulated Depreciation of $16,062	16,062
Going Concern Value	150,000
Exchange	20,004
Deposits	1,664
Total Assets	$8,913,341

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Capital Lease Obligation	$65,312
Payable to Clearing Organization	6,732,962
Securities Sold, Not Yet Purchased, at Market Value	49,875
Accounts Payable and Accrued Expenses	121,916
Payable to Partners	4,550
Total Liabilities	6,974,615
Subordinated Borrowings	1,702,000
Partners' Capital	236,726
Total Liabilities and Partners' Capital	$8,913,341

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

(See Accountants Report)

REVENUE:		
Principal Transactions	$1,034,225	
Commissions	35,686	
Advisory Fees	2,120	
Interest	318,372	
Total Revenue		$1,390,403
OPERATING EXPENSES:		
Personnel Expenses:		
Guaranteed Payments to Partners	400,309	
Payroll	242,725	
Payroll - Taxes	21,718	
Employee Benefits	22,223	
Total Personnel Expenses		686,975
Other Expenses:		
Advertising & Promotion	1,606	
Clearing Expense	166,743	
Commissions	117,032	
Depreciation	30,594	
Insurance	3,288	
Interest	346,686	
Meals and Entertainment	11,076	
Office Expense	50,197	
Professional Fees	94,086	
Quote and Data Services	104,684	
Regulatory Fees	12,714	
Rent	49,095	
Research & Training	1,299	
Telephone & Utilities	26,452	
Travel	6,182	
Taxes	5,326	
Total Other Expenses		1,027,060
Total Operating Expenses		1,714,035
Net Income (Loss) From Operations		(323,632)
Other Expenses:		
Reorganization Costs		(19,756)
Net Income (Loss) Before Cumulative Effect of Change in Accounting Principle		(343,388)
Cumulative Effect of Change in Accounting Principle		14,792
Net Income (Loss)		($328,596)

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

(See Accountants Report)

	PARTNERS' CAPITAL
Opening Balance @ 1-1-04	$305,564
Capital Contributed	114,308
Going Concern Value at Time of New Partner Admission	150,000
Partner Capital Equalization Distribution	(4,550)
Net Income (Loss)	(328,596)
Ending Balance @ 12-31-04	$236,726

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

(See Accountants Report)

Cash Flows From Operating Activities:	
Net Income (Loss)	($328,596)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	30,594
(Increase)/Decrease in Operating Assets:	
Receivable - Clearing Organization	(78,055)
Receivable - Other	(2,555)
Accrued Interest	(12,203)
Securities, Net	(4,186,513)
Prepaid Expenses	(3,930)
Exchange	(5,925)
Increase/(Decrease) in Operating Liabilities:	
Payable to Clearing Organization	3,854,080
Accounts Payable and Accrued Expenses	53,127
Securities Sold, Not Yet Purchased	49,875
Net Cash (Used In) Operating Activities	(630,101)
Cash Flows From Investing Activities:	
Acquisition of Furniture & Equipment	(93,661)
Acquisition of Leasehold Improvements	(32,086)
Net Cash (Used In) Investing Activities	(125,747)
Cash Flows From Financing Activities:	
Proceeds from Issuance of Subordinated Notes	602,000
Partners' Capital Contributions	114,308
Capital Lease Obligation - Security Deposit	(1,664)
Proceeds from Capital Lease Obligation	78,866
Payments on Capital Lease Obligation	(13,554)
Net Cash Provided By Financing Activities	779,956
Net Increase in Cash	24,108
Beginning Cash Balance	13,812
Ending Cash Balance	$37,920
Supplemental Disclosure of Cash Flow Information:	
Amount Paid for Interest	$326,026

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

(See Accountants Report)

Noncash Investing/Financing Activities:	
Acquisition of Furniture & Equipment:	
Cost of Equipment	$81,366
Capital Lease Obligation	(78,866)
Prior Year Cash Downpayment for Equipment	$2,500
Partner Capital Equalization Distribution	$4,550
Partner Capital Equalization Distribution Paid	0
Partner Capital Equalization Distribution Due	$4,550

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

(See Accountants Report)

Subordinated Borrowings, January 1, 2004	$1,100,000
Issuance of Subordinated Notes	602,000
Subordinated Borrowings, December 31, 2004	$1,702,000

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 – Nature of Business

Grant Williams, L.P. (Company), a Pennsylvania Limited Partnership, operates as a broker-dealer of investment securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and advisory services.

Securities Transactions

Prior to 2004, proprietary transactions in debt and equity security transactions were recorded on a settlement date basis. Effective for 2004, proprietary security transactions in debt and equity securities are recorded on a trade date basis, as if they had settled. (see note: Change in Accounting Principle). Proprietary security transactions in options and futures are recorded on a trade date basis, as if they had settled. Profit and loss from debt and equity securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Profit and loss from security transactions in options and futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for those securities transactions reported on a trade date basis that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Note 2 – Summary of Significant Accounting Policies – continued

Income Taxes

The Company operates as a partnership for tax filing purposes. As such, all items of income and loss pass through to the partners and are taxed at their respective rates. There is no provision for income taxes included on these statements.

Depreciation

Depreciation is provided using the straight line method over estimated useful lives of the assets.

Going Concern Value

Partners as of December 31, 2003 and partners admitted in 2004 agreed the Company had a value of $150,000 in excess of its book value. The Company has elected to record the intangible asset using the goodwill method in which the entire $150,000 was credited to the partners who had an interest at December 31, 2003 based on their respective ownership percentages prior to a 2003 recapitalization.

In management's opinion, there has been no impairment to the going concern value in 2004.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising and related costs in the year incurred.

Note 3 – Receivable From and Payable To Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4 – Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

	Owned	Sold - not yet Purchased
Obligations of U.S. Government	$2,924,884	
State and Municipal Obligations	5,313,079	
Corporate Stock	3,027	
Options	61,244	49,875
TOTAL	$8,302,234	$49,875

All securities held by the Company at December 31, 2004 were readily marketable.

Note 5 – Subordinated Borrowings

The borrowings under subordination agreements with limited partners at December 31, 2004, are listed in the following:

Subordinated Notes, 9 percent, due March 31, 2006	$1,100,000
Subordinated Notes, 9 percent, due October 31, 2007	602,000
Total	$1,702,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 – 401k Plan

The Company maintains a 401k retirement plan covering all eligible employees who elect to participate. This is a salary deferral plan. The Company does not make matching or discretionary contributions to the plan. Employee voluntary contributions are vested at all times.

Note 7 – Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Derivatives used for hedging purposes include futures, purchased options, and written options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains and losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to clearing organizations as applicable.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair value because of short maturity of the instruments, except deposit with clearing organization and subordinated borrowings. The Company estimates that the fair values of these financial instruments at December 31, 2004 do not differ materially from the carrying values on the accompanying statement of financial condition.

Note 7 – Financial Instruments - continued

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, securities purchased and sold on a when-issued basis (when issued securities), and delayed deliveries. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options, forward contracts, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. There is no credit risk for when-issued securities, as valuation gains are not recognized on unsettled debt security transactions. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2004, the gross contractual or notional amounts of derivative financial instruments used for trading purposes consisted of:

Future Contracts	$ 2,500
Options Held	$61,244
Options Written	$49,875

All of the Company's derivatives with off-balance-sheet risk are short-term in duration with maturities of less than one year.

Note 7 – Financial Instruments - continued

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk to default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8 – Capital Lease

The Company leases furniture and office equipment from a bank under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through a lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Office Furniture and Equipment	$81,366
Less: Accumulated Depreciation	12,297
Total	$69,069

The following is a schedule by years of future payments required under the lease together with their present value at December 31, 2004:

Year ending December 31,		
	2005	$18,303
	2006	19,967
	2007	19,967
	2008	19,967
	2009	1,109
Total Minimum Lease Payments		79,313
Less: Amount Representing Interest		14,001
Present Value of Minimum Lease Payments		$65,312

Note 9 – Operating Lease

The Company leases office space under a two year noncancellable operating lease expiring December 31, 2005.

The following is a schedule by years of future minimum payments required under the operating lease as of December 31, 2004:

Year	
2005	$32,338

Note 10 – Commitments and Contingent Liabilities

The Company has an outstanding letter-of-credit agreement for $20,000 used to secure its performance under a lease agreement for office space. This agreement expires December 31, 2005. The letter-of-credit is guaranteed by a limited partner.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $631,922, which was $531,922 in excess of its required net capital of $100,000. The Company's net capital ratio was .33 to 1.

Note 12 – Change in Accounting Principle

During 2004, the Company changed its method of accounting for proprietary transactions in debt and equity securities from a settlement date basis to a trade date basis. As a result, the cumulative effect of applying the new method retroactively as of January 1, 2004, was credited to 2004 earnings.

Supplemental Schedule

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

(See Accountants Report)

Net Capital	
Total Partners' Capital	$236,726
Add: Subordinated Borrowings Allowable in Computation of Net Capital	1,702,000
Total Capital and Allowable Subordinations	1,938,726
Deduction and/or Charges:	
Non Allowable Assets:	
Petty Cash Fund	100
Receivable - Other	28,523
Prepaid Expenses	15,265
Furniture and Equipment	83,530
Leasehold Improvements	16,062
Going Concern Value	150,000
Loans and Exchange	20,004
Deposits	1,664
Total Non Allowable Assets	315,148
Option Contract Capital Additions	21,828
Net Capital Before Haircuts On Securities Positions	1,645,406
Haircuts on Securities [compiled, where applicable pursuant to Rule 15c3-1(f)]	
U.S. Government Obligations	91,318
State and Municipal Government Obligations	366,018
Stocks	3,027
Options	500,521
Bond Futures	57,150
Total Haircuts on Securities	1,018,034
Net Capital	$627,372
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition	
Accounts Payable & Accrued Expenses	$187,228
Partner Capital Equalization Distribution Payable	4,550
Items Not Included in Statement of Financial Condition	
Bank Letter of Credit	20,000
Total Aggregate Indebtedness	$211,778

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

(See Accountants Report)

Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital at 1000%	$606,194
Ratio: Aggregate Indebtedness to Net Capital	33.76%
Excess Net Capital	$527,372

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2004)

Net Capital as Reported in Company 's Form X-17A-5, Part II (unaudited)	$627,372
Net Capital Per This Report	$627,372

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

(the accompanying notes are an integral part of these statements)

Brinker, Simpson & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Thomas M. Brinker, Jr., MS, CPA
Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

Old Marple Square
900 Old Marple Road, Suite 200
Springfield, PA 19064
(610) 544-5900
Fax (610) 544-7455
www.brinkersimpson.com

Independent Auditor's Report On Internal Control

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

In planning and performing our audit of the financial statements and supplemental schedules of Grant Williams, L.P. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brinker, Simpson & Company, L.L.P.

Brinker, Simpson, & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 25, 2005